FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 30, 2003

Pan American Silver Corp

(Translation of registrant’s name into English)

1500-625 HOWE STREET
VANCOUVER BC CANADA V6C 2T6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

EXHIBITS

Exhibit 1

Press Release dated July 30, 2003 – Pan American Silver Completes Successful Debenture Issue

NEWS RELEASE

July 30, 2003

Pan American Silver Corp. will host a conference call on Thursday, July 31 at 9:00 am PDT (12:00 pm EDT) to discuss the successful completion of its financing and the Company’s future plans. North American participants may access the call live toll free at 1 877 211-7911. International participants please dial 1 416 405-9310. The call may also be accessed from the investor relations section of the Company’s website at www.panamericansilver.com. To listen to a playback of the call anytime before August 7th, please dial 1 800 408-3053 and enter the pass code 1459940.

PAN AMERICAN SILVER COMPLETES SUCCESSFUL DEBENTURE ISSUE

 (all figures in US dollars unless otherwise stated)

Vancouver, Canada - Pan American Silver Corp. (“Pan American”) (NASDAQ: PAAS; TSE: PAA) announced today the closing of its offering of $75 million aggregate principal amount of 5.25% convertible unsecured senior subordinated debentures (the “Debentures”), in connection with the bought deal agreement entered into on July 21, 2003 with a syndicate of underwriters led by BMO Nesbitt Burns Inc., and including Canaccord Capital Corporation and CIBC World Markets Inc. The issue was fully subscribed. In addition, the Company has granted the Underwriters an option exercisable for up to 30 days after closing to purchase up to an additional $11.25 million principal amount of the Debentures on the same terms and conditions.  The Company expects the Debentures to begin trading on the Toronto Stock Exchange on July 30, 2003 under the trading symbol PAA.DB.

Pan American intends to use the proceeds of the offering to fund development of the Alamo Dorado project in Mexico, future capital, development and exploration programs, working capital requirements and for other general corporate purposes. Currently, the Company is also evaluating the potential to expand and significantly increase production at its 100% owned Huaron mine in Peru.

Pan American expects to increase its annual silver production from 10 million ounces forecast for 2003 to nearly 20 million ounces in 2005 and to decrease consolidated cash production costs to under $3.25/oz.

According to Chairman and CEO Ross Beaty: “This financing marks a turning point for Pan American. We now have the capital we need to bring onstream our key development projects, which will increase our leverage to silver and significantly reduce our cost structure. We are growing into a low-cost, long-life, major silver producer that will give our shareholders the best possible exposure to silver. The favourable terms of the financing are a testament to the market’s positive outlook for Pan American’s future and the future of silver.”

For Further Information Contact:

Brenda Radies, Vice-President Corporate Relations (604) 806-3158

Ross Beaty, Chairman and CEO (604) 684-1175

www.panamericansilver.com

1500-625 HOWE STREET, VANCOUVER,  BC CANADA V6C 2T6 . TEL 604.684.1175  FAX 604.684.0147

www.panamericansilver.com

- End -

CAUTIONARY NOTE

Some of the statements in this news release are forward-looking statements and as such are based on an assumed set of economic conditions and courses of action. These include estimates of future production levels, expectations regarding mine production costs, expected trends in mineral prices and statements that describe Pan American's future plans, objectives or goals.  There is a significant risk that actual results will vary, perhaps materially, from results projected depending on such factors as changes in general economic conditions and financial markets, changes in prices for silver and other metals, technological and operational hazards in Pan American's mining and mine development activities, uncertainties inherent in the calculation of mineral reserves, mineral resources and metal recoveries, the timing and availability of financing, governmental and other approvals, political unrest or instability in countries where Pan American is active, labour relations and other risk factors listed from time to time in Pan American’s Form 40-F

1500-625 HOWE STREET, VANCOUVER,  BC CANADA V6C 2T6 . TEL 604.684.1175  FAX 604.684.0147

www.panamericansilver.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pan American Silver Corp

(Registrant)

By:/s/ Ross J. Beaty

(Signature)

Ross J. Beaty, Chairman

Date: July 30, 2003